U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

General Form for Registration of Securities

of Small Business Issuers

Under Section 12(b) or (g) of

the Securities Exchange Act of 1934

LAPTA ACQUISITION CORPORATION VI

(Name of Small Business Issuer)

Nevada	91-2056345
(State of Incorporation)	Employer Identification Number

c/o TransGlobal Financial Corporation

1800 Century Park East, Suite 600

(Address of Principal Executive Offices including Zip Code)

(310) 229-5722

(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act: Common Stock

            $.0001 Par Value

(Title of Class)

PART I

ITEM 1. BUSINESS.

LAPTA ACQUISITION CORPORATION VI (the "Company") was incorporated on June 30, 2000 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

No assurances can be given that the Company will be successful in locating or negotiating with any target company.

The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

* increased visibility in the financial community;

* provision of information required under Rule 144 for trading of eligible securities;

* compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq Small Cap Market;

* the facilitation of borrowing from financial institutions;

* improved trading efficiency;

* shareholder liquidity;

* greater ease in subsequently raising of capital;

* compensation of key employees through stock options for which there may be a market valuation;

* enhanced corporate image.

There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

* requirement for audited financial statements;

* required publication of corporate information;

* required filings of periodic and episodic reports with the Securities and Exchange

Commission;

* increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

* inability to obtain underwriter;

* possible larger costs, fees and expenses;

* possible delays in the public offering process;

* greater dilution of their outstanding securities.

Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

* no investment capital raised through a business combination;

* no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

* a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

* a foreign company which may wish an initial entry into the United States securities market;

* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

* a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

The sole shareholder of the Company has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

Mike M. Mustafoglu is the sole officer and director of the Company and the controlling shareholder of the Company's sole shareholder, TransGlobal Financial Corporation. The Company has no employees nor are there any other persons than Mr. Mustafoglu who devote any of their time to its affairs. Mr. Mustafoglu will not begin any services on behalf of the Company until after the effective date of the registration statement. All references herein to management of the Company are to Mr. Mustafoglu. The inability at any time of Mr. Mustafoglu to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company

As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies .

Business Combination	Normally a merger, stock-for-stock exchange or stock-for-assets exchange between a target company and the Registrant or the shareholders of the Registrant.
The Company or the Registrant	The corporation whose common stock is the subject of this Registration Statement
Exchange Act	The Securities Exchange Act of 1934, as amended.
Securities Act	The Securities Act of 1933, as amended.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS". TransGlobal Financial Corporation has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. TransGlobal Financial Corporation is the sole shareholder of the Company. There is no assurance that the Company will ever be profitable.

COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, its sole officer, is Mike M. Mustafoglu who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Mustafoglu anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Mustafoglu has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Mustafoglu. The loss of the services of Mr. Mustafoglu would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST. Mr. Mustafoglu, the Company's president, participates in other business ventures, which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Mustafoglu remaining a director or officer of the Company and/or the continuing corporate services work of the Company being handled by the firm of which Mr. Mustafoglu is the principal. The terms of a business combination may provide for a payment by cash or otherwise to TransGlobal Financial Corporation for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Mustafoglu would directly benefit from such employment or payment. Such benefits may influence Mr. Mustafoglu's choice of a target company. The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest." THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, LAPTA analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq Small Cap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, TransGlobal Financial Corporation, the sole shareholder of the Company, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

YEAR 2000 PROBLEM MAY ADVERSELY AFFECT THE COMPANY. The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict. If the Company does not determine the Year 2000 Problem readiness of a target company, or if that target company is unsure of its own readiness or vulnerability, then the Company may suffer severe consequences if the disruptions predicted by the Year 2000 Problem materialize. In addition to the those disruptions that may be suffered by region, such erratic distribution of electricity, gas, food, water, telephone and transportation systems, the Company may be specifically harmed by computer hardware or software failure on which the target company may have been dependent.

ITEM 2. PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

The Company has entered into an agreement with TransGlobal Financial Corporation, the sole shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. TransGlobal Financial Corporation has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected, without repayment. Mike M. Mustafoglu, who is the sole officer and director of the Company, is the sole officer and director and controlling shareholder of TransGlobal Financial Corporation.

TransGlobal Financial Corporation may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with TransGlobal Financial Corporation is not exclusive and TransGlobal Financial Corporation has entered into agreements with other companies similar to the Company on similar terms. TransGlobal Financial Corporation may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

TransGlobal Financial Corporation owns 5,000,000 shares of the Company's common stock for which it paid $500, or $.0001, par value, per share. TransGlobal Financial Corporation has entered, and anticipates that it will enter, into agreements with other consultants to assist it in locating a target company and may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that TransGlobal Financial Corporation may grant or pay to such consultants. TransGlobal Financial Corporation is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by TransGlobal Financial Corporation.

TransGlobal Financial Corporation may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If TransGlobal Financial Corporation engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date TransGlobal Financial Corporation has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

Mike M. Mustafoglu is the sole officer of TransGlobal Financial Corporation that consults with and invests for its own account in growth-oriented companies, and as such, is regularly in communication with numerous persons, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment counselors, financial advisors and others. Some of these individuals may be interested in utilizing the services of the TransGlobal Financial Corporation for their companies or clients in regard to a wide variety of possible corporate development-related work including mergers and acquisitions, or other activities. It is possible over time that certain of the companies or clients represented by these persons may develop into possible target companies. In addition, TransGlobal Financial Corporation has contact with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to TransGlobal Financial Corporation.

MANAGEMENT OF THE COMPANY

The Company has no full time employees. Mike M. Mustafoglu is the sole officer of the Company and its sole director. Mr. Mustafoglu is also the controlling shareholder of TransGlobal Financial Corporation, the Company's sole shareholder. Mr. Mustafoglu, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Mustafoglu and the potential demands of the Company's activities.

The amount of time spent by Mr. Mustafoglu on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Mustafoglu will actually be required to spend to locate a suitable target company. Mr. Mustafoglu estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision. Mr. Mustafoglu does not anticipate performing any services on behalf of the Company until after the effective date of the registration statement.

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management my consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

TransGlobal Financial Corporation will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Mike M. Mustafoglu, the officer and director of the Company, will provide his services without charge or repayment by the Company after the effective date of the registration statement. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If TransGlobal Financial Corporation stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

A prospective target company should be aware that the market price and trading volume of the Company's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in the Company's securities following a business combination in deciding whether to enter into a transaction with such company.

A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a business combination, the Company may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of TransGlobal Financial Corporation at no cost to the Company. TransGlobal Financial Corporation has agreed to continue this arrangement until the Company completes a business combination.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address Of Beneficial Owner	Amount of Beneficial Ownership	Percentage Of Class
TransGlobal Financial Corporation (1) 1800 Century Park East Suite 600 Los Angeles, California 90067	5,000,000	100%
Mike M. Mustafoglu (2) 1800 Century Park East Suite 600 Los Angeles, California 90067	5,000,000	100%
All Executive Officers and Directors as a Group (1 Person)	5,000,000	100%

      (1)     Mr. Mustafoglu is the controlling shareholder and sole director and officer of TransGlobal Financial Corporation. TransGlobal Financial Corporation has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination, without reimbursement. See "PLAN OF OPERATION General Business Plan".

     (2)     As the controlling shareholder, sole director and officer of TransGlobal Financial Corporation, Mr. Mustafoglu is deemed to be the beneficial owner of the common stock of the Company owned by TransGlobal Financial Corporation.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company has one director and officer as follows:

Name	Age	Positions and Offices Held
Mike M. Mustafoglu	50	Director, President, Secretary

There are no agreements or understandings for the sole officer and director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person, provided that the sole officer and director may agree to resign in connection with the consummation of a business combination with another entity.

Set forth below is a description of the sole director and officer of the Company, all positions and offices with the Company that he has held, the period during which he has such offices, and his business experience during at least the last five years:

Mike M. Mustafoglu received a Bachelor of Science in Electrical Engineering from Wichita State University in 1974 and a Master of Business Administration in Finance from the University of Houston in 1978. From 1974-1977, Mr. Mustafoglu was a geophysicist with Shell Oil Company. From 1977-1984, Mr. Mustafoglu was employed by Getty Oil Company of Los Angeles in various corporate and financial planning capacities. From 1984-1992, Mr. Mustafoglu served in various executive management positions for companies affiliated with a privately-held entity known as Oxbow Corporation. Oxbow group companies were engaged in venture investing, energy production, metals and coal trading, industrial production, publishing and technology.

During this time, Mr. Mustafoglu was vice-president of Oxbow Resources, and President of the following companies: Oxbow Energy, Inc., Pacific Basin Transportation, Inc., Oxbow Hydrocarbons, Inc. and PetroPort Terminal Corporation. From 1991 to date, Mr. Mustafoglu has been president of TransGlobal Financial Corporation, specializing in consulting and financial planning for emerging growth companies. Mr. Mustafoglu is a past member of the Board of Directors of ECO2, Inc. (NASDAQ SmallCap (R); 1992-1995), Serv-Tech, Inc. (NASDAQ NMS; 1995-1996), Corgenix Medical Corporation (OTCBB) in 1998 and U.S. Medical Group, Inc. (OTCBB; 1996-1999).

PREVIOUS BLANK CHECK COMPANIES

Previously the officers, directors or control persons of the Company have been involved in the following blank check companies: Girne Acquisition Corporation, Lapitos Acquisition Corporation and Kyrenia Acquisition Corporation. Mr. Mustafoglu was the president, sole director and a beneficial shareholder of Girne Acquisition Corporation, Lapitos Acquisition Corporation and Kyrenia Acquisition Corporation. Each of these companies has filed a registration statement on Form 10-SB under the Exchange Act, which Registration Statements have been declared effective and each files periodic reports under the Exchange Act. The initial business purpose of each of these companies was to engage in a merger or acquisition with an unidentified company or companies and each will be classified as a blank check company until completion of a business acquisition. The initial business purpose of each of these companies is to engage in a merger or acquisition with an unidentified company or companies and each will be classified as a blank check company until completion of a business acquisition. Girne Acquisition Corporation, Lapitos Acquisition Corporation and Kyrenia Acquisition Corporation were recently acquired by other companies (See below: RECENT TRANSACTIONS BY BLANK CHECK COMPANIES).

CURRENT BLANK CHECK COMPANIES

Mr. Mustafoglu is the president, sole director and a beneficial shareholder of LAPTA ACQUISITION CORPORATION I-X for which registration statements on Form 10-SB have been filed concurrently with the Commission on the date of this filing. The initial business purpose of these ten companies is to engage in a merger or acquisition with an unidentified company or companies and each will be classified as a blank check company until completion of a business acquisition.

Mr. Mustafoglu anticipates being involved with additional blank check companies registering under the Securities Act or under the Exchange Act.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

On March 1, 2000, the Girne Acquisition Corporation was acquired through a reorganization agreement with Electronic Identification, Inc., a Nevada company. The Board of Directors approved the purchase of the Company by Electronic Identification, Inc. On March 1, 2000, the sole officer and director of Girne Acquisition Corporation appointed Terry Kirby as a member of the board of directors. On March 1, 2000, Girne Acquisition Corporation accepted the resignation of Mike M. Mustafoglu as a member of the board and as the sole officer, effective immediately. The remaining member of the board decided not fill the vacancy left by Mr. Mustafoglu. Mr. Kirby was also appointed as President, Secretary, and Treasurer of Girne Acquisition Corporation. Pursuant to the merger, Girne Acquisition Corporation changed its name to Electronic Identification, Inc. and Girne Acquisition Corporation filed a Form 8-K with the Securities and Exchange Commission describing the merger. The common stock of Electronic Identification, Inc. trades on the NASD OTC Bulletin Board under the symbol EISQ.

On March 8, 2000, Kyrenia Acquisition Corporation was acquired through a reorganization agreement with Bentley Communication Corporation, a Florida company. The Board of Directors of Kyrenia Acquisition Corporation approved the purchase of the Company by Bentley Communication Corporation. On March 8, 2000, Kyrenia Acquisition Corporation appointed Mr. Gordon Lee as a member of the board of directors. On March 8, 2000, Kyrenia Acquisition Corporation accepted the resignation of Mr. Mike M. Mustafoglu as a member of the board of directors and the sole officer, effective immediately. On March 8, 2000, the remaining board member decided not to fill the vacancy left by Mr. Mustafoglu's resignation. Mr. Gordon Lee was also appointed as President, Secretary, and Treasurer of Kyrenia Acquisition Corporation. Pursuant to the merger, Kyrenia Acquisition Corporation changed its name to Bentley Communication Corporation and Kyrenia Acquisition Corporation filed a Form 8-K with the Securities and Exchange Commission describing the merger. The common stock of Bentley Communication Corporation trades under the symbol BTLY in the "pink sheets" published by the National Quotation Bureau, Inc.

CONFLICTS OF INTEREST

Mike M. Mustafoglu, the Company's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Mustafoglu is engaged in other business activities, he may devote only a portion of his time to the Company's affairs.

A conflict may arise in the event that another blank check company with which Mr. Mustafoglu is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Mustafoglu's beneficial and economic interest in all blank check companies with which he is currently involved is identical.

Mr. Mustafoglu is the principal of TransGlobal Financial Corporation, a business incubation firm located in Los Angeles, California. As such, demands may be placed on the time of Mr. Mustafoglu, which will detract from the amount of time he is able to devote to the Company. Mr. Mustafoglu intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Mustafoglu would not attend to other matters prior to those of the Company. Mr. Mustafoglu estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

Mr. Mustafoglu is the president, director and controlling shareholder of TransGlobal Financial Corporation, a business incubation corporation, which is the sole shareholder of the Company. At the time of a business combination, some or all of the shares of common stock owned by TransGlobal Financial Corporation may be purchased by the target company or retired by the Company. The amount of common stock sold or continued to be owned by TransGlobal Financial Corporation cannot be determined at this time.

The terms of business combination may include such terms as Mr. Mustafoglu remaining a director or officer of the Company and/or the continuing securities or other legal work of the Company being handled by the law firm of which Mr. Mustafoglu is the principal. The terms of a business combination may provide for a payment by cash or otherwise to TransGlobal Financial Corporation for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Mustafoglu would directly benefit from such employment or payment. Such benefits may influence Mr. Mustafoglu's choice of a target company.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, as the officer and director and controlling shareholder of Company and, possibly, as principal of TransGlobal Financial Corporation, which may perform executive services for the Company after the business combination. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash:

NameConsideration
Mike M. Mustafoglu	5,000,000	$ 500

Mr. Mustafoglu is the sole director, controlling shareholder and president of TransGlobal Financial Corporation. With respect to the sales made to TransGlobal Financial Corporation, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder.

ITEM 8. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

In order to qualify for listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq Small Cap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

To have its securities quoted on the OTC Bulletin Board a company must:

(1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

(2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

In general there is greatest liquidity for traded securities on the Nasdaq Small Cap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.

TRANSFER AGENT

It is anticipated that Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada, will act as transfer agent for the common stock of the Company.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i) that a broker or dealer approve a person's account for transactions in penny stocks; and

(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

(i) obtain financial information and investment experience and objectives of the person; and

(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form;

(i) sets forth the basis on which the broker or dealer made the suitability determination; and

(ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

(C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities which were not registered as follows:

Date	Name	Number of Shares	Consideration
July 5, 2000	TransGlobal Financial Corporation	5,000,000	$ 500

Mr. Mustafoglu is the sole director, controlling shareholder and president of TransGlobal Financial Corporation. With respect to the sales made to TransGlobal Financial Corporation, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The General Corporation Law of the State of Nevada provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes, or (v) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period ended July 12, 2000. The following financial statements are attached to this report and filed as a part thereof.

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FINANCIAL STATEMENTS

JULY 12, 2000

FORMING A PART OF ANNUAL REPORT

PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

LAPTA ACQUISITION CORPORATION VI

LAPTA ACQUISITION CORPORATION VI

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accounts	F-3
FINANCIAL STATEMENTS:
Balance Sheet at July 12, 2000	F-4

Statement of Losses for the period July 30, 2000 (date of inception) through July 12, 2000	F-5

Statement of Stockholders' Equity for the period June 30, 2000 (date of inception) through July 12, 2000	F-6

Statement of Cash Flows for the period June 30, 2000 (date of inception) through July 12, 2000	F-7

Note to Financial Statements	F-8 to F-9

STEFANOU & COMPANY, LLP

Certified Public Accountants

1360 Beverly Road

Suite 305

McLean, VA 22101-3621

703-448-9200

703-448-3515 (fax)

Philadelphia, PA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders

LAPTA ACQUISITION CORPORATION VI

Los Angeles, California

         We have audited the accompanying balance sheet of LAPTA ACQUISITION CORPORATION VI, (a development stage company) as of July 12, 2000 and the related statements of losses, stockholders' equity, and cash flows for the period June 30, 2000 (date of inception) through July 12, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based upon our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LAPTA ACQUISITION CORPORATION VI (a development stage company) at July 12, 2000 and the results of its operations and its cash flows for the period June 30, 2000 (date of inception) through July 12, 2000 in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter is described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stefanou & Company, LLP
Stefanou & Company, LLP

McLean, Virginia

July 14, 2000

LAPTA ACQUISITION CORPORATION VI

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

JULY 12, 2000

ASSETS

Current Assets:

Cash	$ 500
$ 500

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Current Liabilities:	-

STOCKHOLDER'S EQUITY
Preferred Stock, $.001 par value, 20,000,000 shares authorized, zero issued and outstanding	-
Common Stock, $.001 par value, 100,000,000 shares authorized, 5,000,000 issued and outstanding	500
Additional paid-in capital	1,330
Deficit accumulated during development stage	(1,330)
500
$ 500

See accompanying notes to financial statements.

LAPTA ACQUISITION CORPORATION VI

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF LOSSES

FOR THE PERIOD FROM JUNE 30, 2000 (Date of Inception)

THROUGH JULY 12, 2000

Cost and Expense

Professional Fees	$ 750
Organization Costs	580
Net Loss	$(1,330)

Loss per common share (basic and assuming dilution)	$(0.00)
Weighted average common shares outstanding	5,000,000

See accompanying notes to financial statements.

LAPTA ACQUISITION CORPORATION VI

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE PERIOD FROM JUNE 30,2000 (Date of Inception)

THROUGH JULY 12, 2000

	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Issuance of Common Stock for cash and reimbursement of costs	5,000,000	$ 500	$ 1,330	$ -	$ 1,830
Net Loss	-	-	-	(1,330)	(1,330)
Balance at as of July 12, 2000	5,000,000	$ 500	$ 1,330	$(1,330)	$ 500

See accompanying notes to financial statements.

LAPTA ACQUISITION CORPORATION VI

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 30, 2000 (Date of Inception)

THROUGH JULY 12, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,330)
Net cash used by operating activities	(1,330)
Cash Flows from financing activities:

Issuance of Common Stock	1,830
Net cash provided by financing activities	1,830

Net increase in cash
Cash - beginning of period	500
Cash - end of period	$ 500

Non cash financing activities:

Issuance of common stock in exchange for costs and services	1,330

See accompanying notes to financial statements.

LAPTA ACQUISITION CORPORATION VI

NOTES TO FINANCIAL STATEMENTS

JULY 12, 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business Operations and basis of Presentation

LAPTA ACQUISITION CORPORATION VI (the "Company") was incorporated in the state of Nevada on June 30, 2000. The Company is in the development stage and its efforts have been principally devoted to raising capital. To date, the Company has generated no sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise.

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Deferred and prepaid taxes will be provided for on items which are recognized in different periods for financial and tax reporting purposes.

Cash Equivalents

For purposes of the accompanying financial statement, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Earnings per Share

Earnings per common share will be based upon the weighted average number of hares outstanding.

Organization Costs

Organization costs incurred have been expensed in accordance with AICPA Statement of Position 98-5.

 Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 during the year ended July 12, 2000 and has no items of comprehensive income to report.

LAPTA ACQUISITION CORPORATION VI

NOTES TO FINANCIAL STATEMENTS

JULY 12, 2000

NOTE B - RELATED PARTIES

The Company's president and sole director is also the sole shareholder of entity which own 100% of the Company's issued and outstanding common stock. The Company has entered into an agreement with the entity whereby the entity will provide administrative support to the Company and evaluate potential business opportunities. The entity will not be reimbursed for these services until a suitable business combination has been consummated.

NOTE C - CAPITAL STOCK

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 per share. As of July 12, 2000, there were no preferred shares outstanding.

The Company is authorized to issue 100,000,000 shares of common stock at $.001 per share. During the period ended July 12, 2000, the Company issued 5,000,000 shares of common stock in exchange for cash and reimbursement of services for $ 1,830 (see Note B).

NOTE D - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the period June 30, 2000 (date of inception) through July 12, 2000, the Company incurred a loss of $ 1,330. This factor among others may indicate that the Company will be unable to continue as a going concern for a reasonable period o

The Company's existence is dependent upon management's ability to develop profitable operations. Management is devoting substantially all of its efforts to establishing a new business, however the planned principal operations have not commenced. The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description
3.1	Articles of Incorporation of LAPTA ACQUISITION CORPORATION VI
3.2	By-Laws of LAPTA ACQUISITION CORPORATION VI
23.1	Consent of Accountants
27	Financial Data Schedule

SIGNATURES

 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

LAPTA ACQUISITION CORPORATION VI

Dated: July 18, 2000	By: /s/ Mike M. Mustafoglu
Mike M. Mustafoglu, President